Issuer Free Writing Prospectus, dated August 4, 2020
Filed Pursuant to Rule 433 under the Securities Act of 1933, as amended
Supplementing the Preliminary Prospectus Supplement, dated August 4, 2020
Registration No. 333-230719

AutoZone, Inc.

Final Term Sheet

Dated: August 4, 2020

Issuer:	AutoZone, Inc.

Trade Date:	August 4, 2020

Settlement Date:	August 14, 2020 (T+ 8)*

Securities	$600,000,000 1.650% Senior Notes due 2031 (the “Notes”)

Principal Amount:	$600,000,000

Maturity:	January 15, 2031

Interest Payment Dates:	January 15 and July 15 of each year, commencing on January 15, 2021

Benchmark Treasury:	UST 0.625% due May 15, 2030

Benchmark Treasury Price / Yield:	101-02+ / 0.512%

Spread to Benchmark Treasury:	+117 basis points

Yield to Maturity:	1.682%

Coupon (Interest Rate):	1.650%

Price to Public:	99.696%

Optional Redemption Provision:
The Notes will be redeemable at our option at any time in whole or in part. If the Notes are redeemed before October 15, 2030 (3 months prior to the maturity date of the Notes) (the “Par Call Date”), the redemption price will equal the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed that would have been due if the Notes matured on the Par Call Date (not including any portion of such payments of interest accrued to the date of redemption) discounted at the Adjusted Treasury Rate (as defined in the Preliminary Prospectus Supplement), plus 20 basis points, plus accrued and unpaid interest thereon, if any, to, but excluding the date of redemption. If the Notes are redeemed on or after the Par Call Date, the redemption price for the Notes will equal 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding the date of redemption.

Change of Control:
The occurrence of a Change of Control Triggering Event (as defined in the Preliminary Prospectus Supplement) will require AutoZone, Inc., to repurchase the Notes for cash at a price equal to 101% of the principal amount together with accrued and unpaid interest, if any, to the date of repurchase.

CUSIP/ISIN:	053332BA9 / US053332BA96

Joint Book-Running Managers:	J.P. Morgan Securities LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Senior Co-Managers:	BofA Securities, Inc. Mizuho Securities USA LLC PNC Capital Markets LLC Truist Securities, Inc.

Co-Managers:
BNP Paribas Securities Corp.
Capital One Securities, Inc.
Citigroup Global Markets Inc.
Credit Agricole Securities (USA) Inc.
Deutsche Bank Securities Inc.
Fifth Third Securities, Inc.
KeyBanc Capital Markets Inc.
MUFG Securities Americas Inc.
Regions Securities LLC
Santander Investment Securities Inc.
TD Securities (USA) LLC
SMBC Nikko Securities America, Inc.
Citizens Capital Markets, Inc.

*
We expect that delivery of the notes will be made to investors on or about August 14, 2020, which will be the eighth business day following the date of pricing of the notes (such settlement being referred to as ‘‘T+8’’). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the delivery of the notes hereunder will be required, by virtue of the fact that the notes initially settle in T+8, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.

The issuer has filed a registration statement (including a preliminary prospectus supplement and prospectus) with the Securities and Exchange Commission for the offering to which this communication relates.  Before you invest, you should read the preliminary prospectus supplement and prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling, J.P. Morgan Securities LLC collect at 1-212-834-4533, U.S. Bancorp Investments, Inc. toll free at 1-877-558-2607 or Wells Fargo Securities, LLC toll free at 1-800-645-3751.